INVEST IN **MOXEY**

We help local economies grow and small businesses thrive



LEAD INVESTOR



John K Roberts III Managing Member JKR Investments

I'm investing in Moxey because I believe in Charlie Davis and the leadership team, and their vision to become a billion dollar enterprise. I have a 25+ year history in multi-million-dollar small businesses and a keen sense of what it takes to succeed. Having been involved with Charlie and the leadership team over the last two years I've seen their passion, intelligence and dedication up close, I know they will deliver

moxeyusa.com Baton Rouge LA

Main Street | Software | Technology | Community | Payments

OVERVIEW | UPDATES | WHAT PEOPLE SAY 2 | ASK QUESTION

Highlights

1. An existing product already used by 4,000+ businesses in 16 cities across 4 states
2. $175 million in sales of local goods and services across the Moxey network
3. Proprietary software processes all transactions via an app, credit card technology, or web interface
4. Patent pending technology
5. Founding team is uniquely equipped for success

Our Team



Charlie Davis President

Entrepreneur, angel investor and father of four amazing kids. Charlie has previously built successful companies in the FinTech, EdTech and Digital Marketing sectors.



built successful companies in the Fintech, Edtech and Digital Marketing sectors.

> Local business owners are often treated unfairly. They are the backbone of the American economy but too often the game is rigged to benefit large corporations and massive financial interests. Moxey levels the playing field and helps local business get better access to credit and markets.



Chip Davis Founder & Executive Vice President

Chip has over 20 years leadership experience in the barter/trade exchange business. He is the founder of TradeAuthority LLC now doing business as Moxey. Prior to that, Chip spent 24 years as a franchisee in the education space.



Warren Sager VP of Operations

Warren has successfully started, scaled, and sold four companies over his entrepreneurial career. His top skill is in operational efficiency. Warren's skills places an emphasis on planning, leadership development, and team alignment.

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A new financial tool that should be in everyone's toolbox.

In over 25 years of building and scaling companies, I've never seen a company or investment opportunity with more potential than Moxey.

Below I'll outline why I'm passionately investing so much of my time and resources into this opportunity, and why I think the result will be a category defining and paradigm shifting company.

- **Recurring Revenue Model Powered by Customer Generated Transactions**
- **Proven Product Market Fit**
- **Incredible Timing**
- **A Win-Win-Win Scenario**
- **Diverse Marketplace**
- **Powerful Technology**
- **Patent Pending Processes**
- **What Is It and How Does It Work?**
- **Leadership Team Equipped for Success**
- **And A Massive Potential Market**

But first, please enjoy this short 1-min message from Moxey user Simpson Hughes, co-owner of The Butcher Shop from our Memphis TN community.


MOXEY 901 Spotlight: The Butcher Shop
from New School Media
01:10
SIMPSON HUGHES

Recurring Revenue Model Powered by Customer Generated Transactions

Like VISA, Mastercard or American Express, we earn a fee every time a payment is made. If you invest, you'll have direct ownership in the network, and the network earns revenue every time someone makes a purchase using Moxey.

Moxey users rely on the platform to help them find new customers and to finance those purchases if necessary. Because of that, the network is able to charge a 10% commission on all new revenue created.

The 10% applies to all new revenue created by Moxey and replaces advertising, sales commissions, transaction fees and financing costs. By bundling these services and expenses together, Moxey members are not just gaining new revenue, they are saving money as well.

Keep reading to discover one of our secrets to success. Here is a hint - our fee is a commission for sending new customers to our network and not a transaction fee for simply moving money around.

Product Market Fit

Moxey is at an inflection point. We have proven that our system works by processing over 175 million in sales of local goods and services. With your investment we will be able to begin scaling across the country and then around world.

I believe that an investment in Moxey offers a rare combination - the safety of proven product with the upside potential of a startup.


175,000,000
Lifetime Transaction Volume
STOP HIDING
YOUR TEETH


16 Cities in 4 States
2,000 Monthly Active SMB Users
Can you say Product Market Fit?

Timing is Critical

As an investor, you and I know that timing is everything. Like many of you, I've been too early on several projects and watched them flounder simply because the market wasn't yet ready.

The constant availability and power of smart phones, the world wide fascination with alternative currencies, and the interest in supporting local businesses are all colliding to make this the perfect time for Moxey to succeed.

A Win-Win-Win Scenario

I love to work on projects where everyone wins, but as we all know, these sorts of deals are hard to find. Moxey is the rare project that achieves this goal - and it is a core part of what makes this company successful.

As an investor you have the potential to earn a great ROI, but the businesses who participate in the network benefit as well.

David Ricardo, one of the most influential classical economists of all time, showed via his theory on Comparative Advantage how free and fair trade benefits both participants.

Too many people fail because they have an attitude of scarcity. Instead of helping others, they are fighting for a bigger piece of the pie for themselves. Moxey succeeds because we make the pie bigger.

Moxey aims to remove obstacles and unlock the hidden potential in local economies across the United States. Right now, more than ever, local business owners need our support.

This one minute testimonial will help clarify:


Article & Thread: Moxey Testimonial
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MOXEY.

A Diverse Marketplace

Moxey specializes in helping local businesses attract new customers. Our network represents plumbers & painters, babysitters & bar owners, dentists & dumpster haulers, plastic surgeons & eye doctors, and many, many more. In fact you'd be hard pressed to think of a type of local business that isn't already part of our network.

Here is a fun video from a member you might recognize. John Schneider has played a number of well-known roles during his television career and now uses Moxey as part of his studio and event space. This is a promotional video that he made when selling tickets and sponsorships for an event a few years back:


John Schneider - Moxey Promo

Powerful Technology

Moxey's technical stack includes swipe card technology, an app with contactless payment technology, and a web based point of sale system.

Moxey will succeed in part because the right technology is available at the right time. At the push of a button you can find a coffee shop near you or an eye doctor for your next exam.

The Moxey app is the future of the product, but using existing card swipe technology gives Moxey a bridge to the present.

Most people, at least in the USA, are used to pulling out a credit/debit card when checking out of a physical retail store or service center. Using payment cards creates a seamless user experience and empowers everyone from GenZ to BabyBoomers to participate.


Complete Technology Stack
Easy to use
1 Swipe Card Technology
2 App with Contactless Payment Technology
3 Web Based Point of Sale Technology
MOXEY
0123 4567 8910 1112
This tax season...
GET MORE IN RETURN
✓Get Discovered
✓Pay Bills
✓Check Balances
Our app provides instant access to the member directory and your account balance info, as well as a convenient way to pay OR charge another member.

Patent Pending Processes

Moxey's unique ability to manage the allocation of credit inside the network is one of our most distinguishing assets. We've documented and statistically proven how we can extend credit across an ever increasing network while maintaining the stability and strength of the currency.

While we intend for our patent to protect the methods and processes we will be sharing the monetary and economic theories behind the innovation.


Best-in-Class & Patent Pending Credit Allocation
First Proprietary Credit System for Closed Loop Networks
Our credit methodology analyzes the velocity of Moxey Dollars and the health of each account to determine how much new credit can safely be created.
The Moxey system allows for the continuous maximization of economic output while always preserving the fairness, health, stability and reliability of our underlying currency.

Our network empowers companies turn their excess capacity into Moxey Dollars which can be spent anywhere inside of our network.


Moxey is :
1) a unique and globally scalable digital payment system.
2) a mutual credit network that empowers companies to generate
• 1 Moxey Dollar = 1 US Dollar
• Regulated by Federal Legislation
• Every account starts with a zero balance
• Companies can "go into the deficit" within approved credit


new revenue, higher profits & better cash flow.
limits
• Sum of all positive accounts always equal the sum of all negative accounts

What Is It and How Does It Work?

This short video is a great explanation to the basic question, **What is Moxey?**


What Is Moxey
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What is Moxey?
MOXEY

And for a more in-depth video on **How Moxey Works**, watch this one:


MOXEY - How Does Moxey Work?
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1
Doug has empty tables. He's looking for ways to
fill the restaurant with new patrons.
SEAFOOD
MOXEY

A Leadership Team Equipped for Success

But as always - it is really about the team behind the company.

Moxey is lead by all-stars. The executive team and senior participants have the experience to scale this business to an epic level.

Chip Davis has two decades of leadership experience in the barter and payments space. Chip has also been active in software design, development and systems for over three decades.

over three decades.

Warren Sager and I met in The Entrepreneurs Organization, which is the largest network of successful entrepreneurs in the world. We've each launched and scaled companies in multiple sectors. Warren provides the leadership role for the Moxey owned communities.

Aimee Supp has over 15 years of experience building and leading sales and marketing efforts.

This team has the operational experience, background, stamina, integrity, and passion that you and I need for a successful and fast growing company.



Meet Our Team
Uniquely Equipped to Succeed
Charlie Davis
President
Founder of Liquid Ventures, multiple startups & exits; chief architect of our patent pending credit allocation system.
Chip Davis
Operations
Founder of Moxey network and developer of our current management software & cash reserve accounts. 20+ years of barter exchange experience.
Warren Sager
Operations
Serial entrepreneur and business coach; most recently purchased, fixed and sold a custom manufacturing company.
Aimee Supp
Sales & Marketing
Led marketing initiatives on multiple continents, spent the past five years on growth strategies for mutual credit networks.

A MASSIVE Potential Market

Moxey represents a paradigm shift in how local companies fund their growth and sell unused inventory.

It's always hard to predict how big a new and innovative product can become, but here are some simple calculations to put things into perspective.

Let's assume 1) that Moxey can replicate the volume of our existing Baton Rouge area market, then 2) extrapolate across new markets based upon their population.

To make this as easy as possible, I've mapped Moxey's growth to the DMAs (Designated Market Areas) used by the TV ratings company Nielson.

Our Moxey Baton Rouge DMA consistently produces over 10 million each year in sales of local goods and services. Baton Rouge barely breaks into the top 100 markets by size. It is ranked 97th.

There are 76 markets in the Southeastern United States (including large markets like Miami, Houston and Atlanta). If we extrapolate based upon the size of each market, our existing 10 million in annual volume becomes 1.249 billion.

This 1.2 billion in volume is before adding the consumer market, before mid-

market companies, and even before the natural growth in market penetration that would exist at a larger network scale. And as you likely know from Metcalfe's law, the value of a network is proportional to the square of the number of connected users. Which means that as a network grows, it gets exponentially more valuable.

When you factor in all the different ways that Moxey could impact non-cash transactions, the world wide potential market is significantly more than 100 billion.

Moxey's business model produces not only great margins, but a great moat to protect the business. As our network grows in size and strength, it becomes harder and harder for future competitors to catch up.

Today Moxey is moving 1.5 million in monthly sales of local goods and services. But your investment can help Moxey grow to over 100 million in monthly volume. *These projections cannot be guaranteed.*

Thanks for reading. I hope you'll invest and join me on this incredible journey. I'm looking forward to meeting you and answering your questions.

- Charlie